UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ **Form C: Offering Statement**
- ☐ **Form C-U: Progress Update**
- ☐ **Form C/A: Amendment to Offering Statement**
  - ☐ **Check box if Amendment is material and investors must reconfirm within five business days.**
- ☑ **Form C-AR: Annual Report**
- ☐ **Form C-AR/A: Amendment to Annual Report**
- ☐ **Form C-TR: Termination of Reporting**

Name of issuer
Unlocked Reality Inc.

Legal status of issuer

> *Form*
> **Corporation**
>
> *Jurisdiction of Incorporation/Organization*
> **Delaware**
>
> *Date of organization*
> **October 5, 2020**

Physical address of issuer
5655 Silver Creek Valley Road , #689, San Jose , CA 95138

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$64,205.99	$544.14
Cash & Cash Equivalents	$40,320.31	$544.14
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$22,945.03	$0.00
Cost of Goods Sold	-$166,696.37	-$84,469.70
Taxes Paid	$1,735.00	$818.40
Net Income	-$166,696.37	-$84,469.70


April 30, 2025

FORM C-AR

Unlocked Reality Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Unlocked Reality Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://unlockedreality.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Unlocked Reality Inc. (the "Company") is a Delaware Corporation, formed on October 5, 2020.

The Company is located at 5655 Silver Creek Valley Road , #689, San Jose , CA 95138.

The Company's website is https://unlockedreality.com/.

The information available on or through our website is not a part of this Form C-AR.

The Business

Unlocked Reality Inc. a hardware accessories company focused on solving problems to bridge the physical and digital experiences. We believe we must continue to innovate in order to sustain and grow our business.

RISK FACTORS

Risks Related to the Company's Business and Industry

Our ability to succeed depends on how successful we will be in our fundraising effort.
We plan to diversify fund-raising beyond this campaign, in order to use resources to build the

necessary business infrastructure to be successful in the long-term. In the event of competitors

being better capitalized than we are, that would give them a significant advantage in marketing

and operations.

You may only receive limited disclosure.

While the Company must disclose certain information, since the Company is at an early-stage

they may only be able to provide limited information about its business plan and operations

because it does not have fully developed operations or a long history. The Company may also

only be obligated to file information periodically regarding its business, including financial

statements. A publicly listed company, in contrast, is required to file annual and quarterly reports

and promptly disclose certain events — through continuing disclosure that you can use to

evaluate the status of your investment.

Lack of professional guidance.

Many successful companies partially attribute their early success to the guidance of professional

early-stage investors (e.g., angel investors and venture capital firms). These investors often

negotiate for seats on the Company's board of directors and play an important role through their

resources, contacts and experience in assisting early-stage companies in executing on their

business plans. An early-stage company may not have the benefit of such professional investors.

Third parties might infringe upon our technology.

We cannot assure you that the steps we have taken to protect our property rights will prevent

misappropriation of our technology. To protect our rights to our intellectual property, we plan to

rely on a combination of trade secrets, confidentiality agreements and other contractual

arrangements with our employees, affiliates, strategic partners and others. We may be unable to

detect inappropriate use of our technology. Failure to adequately protect our intellectual property

could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any technology rights could result in significant financial

expenses and managerial resources.

The amount of additional financing needed by Company will depend upon several

contingencies not foreseen at the time of this Offering.

Each such round of financing (whether from the Company or other investors) is typically

intended to provide the Company with enough capital to reach the next major corporate

milestone. If the funds are not sufficient, Company may have to raise additional capital at a price

unfavorable to the existing investors. The availability of capital is at least partially a function of

capital market conditions that are beyond the control of the Company. There can be no assurance

that the Company will be able to predict accurately the future capital requirements necessary for

success or that additional funds will be available from any source. Failure to obtain such

financing on favorable terms could dilute or otherwise severely impair the value of the investor's

Company securities.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.
The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business. If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the

Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

Any valuation at this stage is difficult to assess.
Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

We are highly dependent on the services of our founder.
Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if he fails to perform in his current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

Start-up investing is risky.
Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the Company.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the Company does not have any plans to list these shares on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the Company either lists their shares on an exchange, is acquired, or goes bankrupt.

Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company.
Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Our ability to succeed depends on how successful we will be in our fundraising effort.
We plan to diversify fund-raising beyond this campaign, in order to use resources to build the necessary business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.

You may only receive limited disclosure.
While the Company must disclose certain information, since the Company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The Company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Third parties might infringe upon our technology.
We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any technology rights could result in significant financial expenses and managerial resources.

The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering.
Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management.
It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Unlocked Reality Inc. a hardware accessories company focused on solving problems to bridge the physical and digital experiences. We believe we must continue to innovate in order to sustain and grow our business.

Business Plan

Unlocked Reality is a hardware accessories company. Our long-term vision is to create a family
of products that will be the standard for immersive physical-digital experiences. We are working
on consumer electronic accessories for games-adjacent markets as we believe it is the most under-served and allows for high impact innovation that solves critical issues. By building in
these markets, it shows high potential to move into adjacent markets quickly for long term growth. While we serve these markets with immersion technology, we plan to grow our family
of products to meet other needs. With many new innovations on the horizon, we are building
hardware to push immersive technologies to the next level.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Akash Bellippady

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO: 10/05/2020- Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

10/05/2020- Present Unlocked Reality Inc. CEO 10/11/2019 -10/01/2020 eClinicalWorks Usability Analyst

Education

B.S. in Bioengineering: Cognition & Perception from UC Santa Cruz (2015-2019)

Name

Vidyadhara Bellippady

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director 1/4/24 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

04/2020 - Present SR. Director Engineering Lattice Semiconductor

Education

B.E. Mysore University MBA Pepperdine University

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Akash Bellippady

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO: 10/05/2020- Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

10/05/2020- Present Unlocked Reality Inc. CEO 10/11/2019 -10/01/2020 eClinicalWorks Usability Analyst

Education

B.S. in Bioengineering: Cognition & Perception from UC Santa Cruz (2015-2019)

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	10,889,000
Voting Rights	One vote per share.
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Securities issued pursuant to dilution if/when the Company issues new shares of Common Stock.
Other Material Terms or information.	

Type of security	CF Common Stock
Amount outstanding	352,508
Voting Rights	Yes- a record owner will cast the vote for the investor.
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Other Material Terms or information.	

Type of security	Options
Amount outstanding	745,750
Voting Rights	Upon exercise
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Securities issues pursuant to Regulation CF will be subject to dilution when the Stock Options are exercised.
Other Material Terms or information.	

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	166,667
Voting Rights	No
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Securities issues pursuant to Regulation CF will be subject to dilution when the SAFEs convert into equity securities.
Other Material Terms or information.	
Value of SAFE or Convertible Notes	

The Company has the following debt outstanding:

Type of debt	Notes
Name of creditor	Akash Bellippady
Amount outstanding	$10,000.00
Interest rate and payment schedule	2.8%
Amortization schedule	
Describe any collateral or security	
Maturity date	November 1, 2026
Other material terms	Founder promissory note #1: Simple interest shall accrue from the date of this note on the unpaid principal amount at a rate equal to two and eight hundredths of a

	percent (2.8%) per annum. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

Type of debt	Notes
Name of creditor	Akash Bellippady
Amount outstanding	$8,000.00
Interest rate and payment schedule	2.8%
Amortization schedule	
Describe any collateral or security	
Maturity date	November 1, 2026
Other material terms	Founder promissory note #2: Simple interest shall accrue from the date of this note on the unpaid principal amount at a rate equal to two and eight hundredths of a percent (2.8%) per annum. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

Type of debt	Notes
Name of creditor	Akash Bellippady
Amount outstanding	$18,000.00
Interest rate and payment schedule	2.8%
Amortization schedule	
Describe any collateral or security	
Maturity date	October 1, 2027
Other material terms	Founder promissory note #3: Simple interest shall accrue from the date of this note on the unpaid principal amount at a rate equal to two and eight hundredths of a percent (2.8%) per annum. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

Type of debt	Notes
Name of creditor	Akash Bellippady
Amount outstanding	$35,000.00
Interest rate and payment schedule	
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	(NOTE: Officiated by Board Consent. Interest & Maturity date TDB)

Type of debt	Notes
Name of creditor	Akash Bellippady
Amount outstanding	$129,023.98
Interest rate and payment schedule	
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	(NOTE: Officiated by Board Consent. Interest & Maturity date TDB)

The total amount of outstanding debt of the company is $200,023.98.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)	1	$50,000.00	Salaries, research, development, and legal filings	October 1, 2021	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	1	$50,000.00	Salaries, research, development, and legal filings	October 1, 2021	Section 4(a)(2)
Common Stock	352,508	$211,504.80	Intermediary fees, employees, research and development, marketing, admin and legal	December 20, 2021	Regulation CF
SAFE (Simple Agreement for Future Equity)	100,000	$100,000.00	Research and development, marketing, admin and legal	January 8, 2024	Section 4(a)(2)

Ownership

A majority of the Company is owned by Akash Bellippady.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Akash Bellippady	66.7%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Unlocked Reality Inc. is a startup business formed on October 5, 2020 and is at a pre-revenue stage. Our most recent equity crowdfunding was completed April, 2022. Following the Offering, we intend to raise capital again when we make significant progress or have a more enhanced offering. We are currently focusing on R&D and are planning on launching a product soon. We are not certain when or if we will generate profits in the future, and intend to devote our resources to research and development of our main offering and some other offerings that fit within our ethos in the near future. With capital raised, the Company plans to pay for expertise, marketing, legal, and research & development. The Company believes these activities will result in the traction needed to court future funding. Liquidity and Capital Resources: On December 20, 2021, the Company conducted an offering pursuant to Regulation CF and raised $211,504.80. The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering, SAFEs previously stated, and Promissory Notes previously stated. Capital Expenditures and Other Obligations: The Company does not intend to make any material capital expenditures in the future.

The Company intends to achieve profitability in the next 12 months by launching product offerings within the company's ethos. At least one product offering is planned to be launched within this time frame.

Liquidity and Capital Resources

On October 1, 2021 the Company conducted an offering pursuant to Section 4(a)(2) and raised $50,000.00.

On October 1, 2021 the Company conducted an offering pursuant to Section 4(a)(2) and raised $50,000.00.

On December 20, 2021 the Company conducted an offering pursuant to Regulation CF and raised $211,504.80.

On January 8, 2024 the Company conducted an offering pursuant to Section 4(a)(2) and raised $100,000.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

There is a payment agreement with a development firm that is intended to be fulfilled in 2025.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Company Securities

Related Person/Entity	Vidyadhara Bellippady
Relationship to the Company	Father of the CEO
Total amount of money involved	$100,000.00
Benefits or compensation received by related person	N/A
Benefits or compensation received by Company	Capital
Description of the transaction	SAFE

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

Current Business Dealings

Related Person/Entity	Vidyadhara Bellippady
Relationship to the Company	**Board of Director & Father of CEO**
Equity in the company**Benefits or compensation received by Company**Capital to conduct operations **Total amount of money involved**	**$200,000**

Benefits or compensation received by related person

(Signature)Akash Bellippady(Name)/s/Akash BellippadyDescription of the transaction

(Title)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a

majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

Balance Sheet Comparison

Unlocked Reality Inc.

As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL	
	AS OF DECEMBER 31, 2024	AS OF DECEMBER 31, 2023 (PY)
Assets		
Current Assets		
Bank Accounts		
Mercury Checking (4145) - 2	3,045.13	435.65
Mercury Checking (5628)	22,945.03	
Mercury Checking (7854) - 2	330.15	101.30
Mercury Savings (9503) - 2	14,000.00	7.19
Technology Credit		
Total for Bank Accounts	**$40,320.31**	**$544.14**
Accounts Receivable		
Other Current Assets		
Total for Current Assets	**$40,320.31**	**$544.14**
Fixed Assets		
Tools, machinery, and equipment	0	0
DIMI mold	$29,357.10	0
Accumulated Depreciation	-5,471.42	
Total for DIMI mold	**$23,885.68**	**0**
Total for Tools, machinery, and equipment	**$23,885.68**	**0**
Total for Fixed Assets	**$23,885.68**	**0**
Other Assets		
Total for Assets	**$64,205.99**	**$544.14**
Liabilities and Equity		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable (A/P)	102,492.09	
Total for Accounts Payable	**$102,492.09**	**0**
Credit Cards		
Brex Credit Card	-941.42	-1,012.39
Brex Rewards	1,428.02	1,417.45
Mercury IO Credit Card	196.50	
Total for Credit Cards	**$683.10**	**$405.06**
Other Current Liabilities		
Due to shareholder	108,470.34	108,470.34
Total for Other Current Liabilities	**$108,470.34**	**$108,470.34**
Total for Current Liabilities	**$211,645.53**	**$108,875.40**
Long-term Liabilities		
Total for Liabilities	**$211,645.53**	**$108,875.40**
Equity		
Retained Earnings	-345,252.31	-260,782.61
Net Income	-174,108.28	-84,469.70
Common stock	80.00	80.00
Outside Investment	325,841.05	225,841.05

DISTRIBUTION ACCOUNT	TOTAL	
	AS OF DECEMBER 31, 2024	AS OF DECEMBER 31, 2023 (PY)
Share holders Contribution	46,000.00	11,000.00
Total for Equity	**-$147,439.54**	**-$108,331.26**
Total for Liabilities and Equity	**$64,205.99**	**$544.14**

Profit and Loss

Unlocked Reality Inc.

January-December, 2024

DISTRIBUTION ACCOUNT	TOTAL	
	JAN 1 - DEC 31 2024	JAN 1 - DEC 31 2023 (PY)
Income		
Dimi Sale-- Pre-marketing Ring	347.67	
PreOrder Sale for DIMI	22,597.36	
Total for Income	**$22,945.03**	**0**
Cost of Goods Sold		
Gross Profit	**$22,945.03**	**0**
Expenses		
Advertising & marketing	$15,017.17	$1,065.29
Website ads	698.00	
Total for Advertising & marketing	**$15,715.17**	**$1,065.29**
Apple developer subscription	99.00	
Commissions & fees	39.91	
Dues & subscriptions	19.00	180.00
General business expenses	0	0
Memberships & subscriptions	950.00	
Total for General business expenses	**$950.00**	**0**
Legal & accounting services	$1,144.00	$12,880.00
Legal Fees	16,208.00	599.00
Total for Legal & accounting services	**$17,352.00**	**$13,479.00**
Office expenses	$12.00	$9,797.18
Office supplies	643.03	
Shipping & postage	330.49	1,346.46
Small tools & equipment	689.00	7,268.35
Software & apps	1,346.87	419.36
Total for Office expenses	**$3,021.39**	**$18,831.35**
OnPay Inc Monthly Fee	192.00	216.36
Outside Service Contractors	150,517.93	49,183.00
Taxes paid	1,735.00	818.40
Employee benefits	0	0
Workers' compensation insurance		432.30
Total for Employee benefits	**0**	**$432.30**
Rent		264.00
Total for Expenses	**$189,641.40**	**$84,469.70**
Net Operating Income	**-$166,696.37**	**-$84,469.70**
Other Income		
Interest earned	0.23	
Mercury IO Cashback	531.28	
Mercury Technolo	1,000.00	
Total for Other Income	**$1,531.51**	**0**
Other Expenses		
Depreciation Expense	5,471.42	
Mathew Blackburn	3,472.00	
Total for Other Expenses	**$8,943.42**	**0**

DISTRIBUTION ACCOUNT	TOTAL	
	JAN 1 - DEC 31 2024	JAN 1 - DEC 31 2023 (PY)
Net Other Income	**-$7,411.91**	**0**
Net Income	**-$174,108.28**	**-$84,469.70**

Unlocked Reality Inc.

Statement of Cash Flows

January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-174,108.28
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Tools, machinery, and equipment:DIMI mold:Accumulated Depreciation	5,471.42
Accounts Payable (A/P)	102,492.09
Brex Credit Card	70.97
Brex Rewards	10.57
Mercury IO Credit Card	196.50
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	108,241.55
Net cash provided by operating activities	**$ -65,866.73**
INVESTING ACTIVITIES	
Tools, machinery, and equipment:DIMI mold	-29,357.10
Net cash provided by investing activities	**$ -29,357.10**
FINANCING ACTIVITIES	
Outside Investment	100,000.00
Share holders Contribution	35,000.00
Net cash provided by financing activities	**$135,000.00**
NET CASH INCREASE FOR PERIOD	**$39,776.17**
Cash at beginning of period	544.14
CASH AT END OF PERIOD	**$40,320.31**